# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Genius Sports Limited, CIK 0001834489
CUSIP: G3934V109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1st Floor, 27 Soho Square, London, United Kingdom (X0), W1D-3QR
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-22-000934
Filed by CIK 0001352924

## Reporting persons
- Caledonia (Private) Investments Pty Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 18,366,574; sole dispositive power 0; shared dispositive power 18,366,574; aggregate amount beneficially owned 18,366,574 (8.78% of the class)
- Caledonia US, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,366,574; sole dispositive power 0; shared dispositive power 18,366,574; aggregate amount beneficially owned 18,366,574 (8.78% of the class)

## Item 1. Issuer
Name of issuer: Genius Sports Limited
Address of issuer's principal executive offices: 1st Floor, 27 Soho Square, London, W1D-3QR

## Item 2. Person Filing
Name of person filing:
Caledonia (Private) Investments Pty Limited

Caledonia US, LP
Address of principal business office or, if none, residence:
Caledonia (Private) Investments Pty Limited:
Level 10, 131 Macquarie Street
Sydney, NSW, 2000, Australia

Caledonia US, LP
27th Floor, 1133 Avenue of the Americas
New York, NY,10036
Citizenship: Caledonia (Private) Investments Pty Limited - Australia Caledonia US, LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 18,366,574
Percent of class: 8.78
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 18,366,574
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 18,366,574

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

Caledonia (Private) Investments Pty Limited

By: /s/ Matthew Moses
Matthew Moses, General Counsel

Caledonia US, LP

By: /s/ Matthew Moses
Matthew Moses, General Counsel

## Signatures
- Caledonia (Private) Investments Pty Limited: /s/ Matthew Moses, Matthew Moses, General Counsel (02/14/2025)
- Caledonia US, LP: /s/ Matthew Moses, Matthew Moses, General Counsel (02/14/2025)